Via Facsimile and U.S. Mail
Mail Stop 6010

May 24, 2007

Ms. Julie A. McGraw
Vice President and Chief Financial Officer
National Interstate Corporation
350 Interstate Drive
Richfield, Ohio   44286-9000

Re: **National Interstate Corporation**
         Form 10-K for Fiscal Year Ended December 31, 2006
         Filed on March 14, 2007
         File No. 000-51130

Dear Ms. McGraw:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to the issues we have addressed in our comments. In our
comments, we ask you to provide us with information so we may better understand your
disclosure. Please be as detailed as necessary in your explanation. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Critical Accounting Policies, page 44

Loss and Loss Adjustment Expense Reserves, pages 44 – 47

1.   We believe your disclosure in Management's Discussion and Analysis regarding
        the insurance reserves could be improved to better explain the judgments and
        uncertainties surrounding this estimate and the potential impact on your financial

statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management's Discussion and Analysis. Please provide us the following information, in disclosure-type format, to help us evaluate the adequacy of your proposed disclosures:

- Revisions to the sensitivity analysis to disclose the effect of reasonably likely changes in the key variables (key assumptions) that affect the loss reserve estimate instead of disclosing the effect of a hypothetical, "unexpected" 1% change. Specify the key assumption that is most likely to cause the volatility presented. Explain why management believes the scenarios quantified are reasonably likely.
- Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.
- Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified
- In addition to quantifying the changes recorded to prior year reserves and stating that the developments were due to settlements at different amounts from established reserves, please provide the following to explain the reasons for the change in estimate, separately for each line of business:
    a. Identify and describe in reasonable specificity the nature and extent of 1) new events that occurred or 2) additional experience/information obtained since the last reporting date that led to the change in estimates.
    b. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. Securities Lending, page 64

2.   Please provide in disclosure-type format the information required by paragraph 17a(3) of FAS 140. Clarify if the $158.9 million collateral is at fair value and the accounting treatment for the collateral recorded on your balance sheet.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant